BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number C22773-2001	
Barbara K. Cegavske	Filing Number 20200737090	
Secretary of State	Filed On 6/19/2020 12:33:00 PM	
State Of Nevada	Number of Pages 10	

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

[X] Certificate of Designation

[ ] Certificate of Amendment to Designation - Before Issuance of Class or Series

[ ] Certificate of Amendment to Designation - After Issuance of Class or Series

[ ] Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Liberty Star Uranium & Metals Corp. Entity or Nevada Business Identification Number (NVID): NV20011404397
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Class A Common Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: Common
5. Amendment of class or series of stock:	[ ] Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. [ ] Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Designation of 100,000,000 shares Class A Common Stock, par $0.00001. See attached 9 pages of Unanimous Written Consent dated 6/11/20.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] Signature of Officer Date: 6.19.2020

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

UNANIMOUS WRITTEN CONSENT
IN LIEU OF A MEETING
OF THE BOARD OF DIRECTORS OF
LIBERTY STAR URANIUM & METALS CORP.

JUNE 11, 2020

THE UNDERSIGNED, being all of the directors of Liberty Star Uranium & Metals Corp., a Nevada corporation (the "Company"), do hereby consent, pursuant to Article 2, Section 10 of the Bylaws of the Company (the "Bylaws") and the applicable sections of the Nevada Revised Statutes ("NRS"), to: (i) waive any notice required with respect to the holding of a special meeting of the Board of Directors (the "Board"); (ii) consent in writing to, and otherwise take, ratify and approve, the following actions without a meeting; and (iii) direct that this unanimous consent be filed by the Company's secretary with the minutes of proceedings of the Company:

RECITALS

The Company holds properties that contain significant mineral potential that has been identified through geological, geochemical, and geophysical studies.

The Board believes that the Company's share price does not reflect the intrinsic value of the defined mineral potential of the Company's properties, which makes the Company vulnerable to unsolicited proposals to gain control of the Company. If successful, the Board believes that such unsolicited proposals could deprive the Company's shareholders of the full appreciation potential of the Company's issued and outstanding common stock.

To mitigate the risk associated with the potential of an unsolicited takeover proposal, the Board established a Special Committee (the Committee) of Independent Directors pursuant to N.R.S. §78.125 and pursuant to Article II, Section 9 of the Company's Amended Bylaws to recommend ways to enhance shareholder value and assure that any potential transaction would deliver full value to its shareholders.

The Committee advised the Board that its first consideration in reviewing available alternatives was to develop a defense against unsolicited proposals that would make it very difficult for the tendering party to acquire enough shares to achieve control of the Company. The Committee determined that without the prospect of achieving full control, a tendering party would be much less likely to launch an unsolicited proposal.

The Committee's report to the Board noted that, pursuant to the Company's Articles of Incorporation, as amended, its authorized stock consists of 6.250 billion shares of a single class of shares designated as common stock, of which approximately 4.742 billion shares are currently issued and outstanding. However, the Committee also noted that the Articles of Incorporation specify that the Board has "... ***such authority as may be necessary to prescribe such classes, series and numbers of each class or series of stock. In addition, the Board is hereby vested with such authority as may be necessary to prescribe the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock created. All classes of stock may be issued from time to time without action of the shareholders."***

Based upon the special authority granted to the Board by the Company's Articles of Incorporation, the Committee recommended to the Board that, for purposes of mitigating the risk associated with the potential of an unsolicited takeover proposal, it set aside and designated a portion of

the Company's authorized but unissued shares of common stock as Class A Common Stock (Class A Shares) with enhanced voting power consisting of 200 votes per share, but no other preferences over the Company's common stock. The Committee further recommended that the designation of Class A Shares include certain restrictions and limitations for the purpose of (i) limiting the right of the Board to issue Class A Shares only to persons who are current members of the Board and requiring prior approval of any such issuance by a majority of the disinterested members of the Board, (ii) prohibiting owners of Class A Shares from selling or transferring such shares to any person other than members of the Company's Board of Directors current at the time of such proposed sale or transfer, (iii) providing for automatic exchange of outstanding Class A Shares with common shares on a 1:1 basis in the event a holder of Class A Shares desires to sell or transfer his or her ownership interest in the Company or in the event such holder ceases to be a member of the Board for any reason, including but not limited to, death, resignation or removal, and (iv) fixing the offering price for issuance of Class A Shares at a price determined by and equal to the volume-weighted average price of the common stock of the Company on the OTC Market for the five days immediately preceding the date of issuance of the Class A Shares.

NOW THEREFORE, IT IS HEREBY:

RESOLVED, that pursuant to the authority conferred upon the Board of Directors by the Company's Articles of Incorporation, the Board hereby establishes a class or series of shares of capital stock of the Company to be designated as Class A Common Stock, and hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights of such shares as follows:

1. **DESIGNATION AND AMOUNT**. The shares of such series shall be designated Class A Common Stock and the number of shares constituting such series shall be 100,000,000.

2. **VOTING**. The holder of each issued and outstanding share of Class A Common Stock shall be entitled to 200 votes for each such share of Class A Common Stock. The holders of Class A Common Stock shall vote, together with the holders of Common Stock of the Company, to elect all members of the Board of Directors. The holders of Class A Common Stock shall not be compelled to cast such votes in favor or against any matter except as determined by the holder of such shares in that holder's sole and exclusive discretion. Each holder of shares of Class A Common Stock shall be entitled to receive the same prior notice of any shareholders' meeting as provided to the holders of Common Stock in accordance with the Bylaws of the Company, as well as prior notice of all shareholder actions to be taken by legally available means in lieu of meeting, and shall vote with the holders of the Common Stock upon any matter submitted to a vote of shareholders, except those matters required by law to be submitted to a class vote of the holders of Class A Common Stock.

3. **DIVIDENDS**. Holders of Class A Common Stock shall be entitled to receive dividends if and when and to the same extent that dividends are declared and paid on shares of Common Stock.

4. **CERTAIN ADJUSTMENTS**. The Company shall not, at any time while any shares of Class A Common Stock are issued and outstanding: (A) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock , (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by

way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, unless provision is made by the Company to make equivalent dividend payments with respect to, or equivalent changes to (by way of subdivision, combination or reclassification, as applicable) the outstanding shares of Class A Common Stock.

5. **LIQUIDATION RIGHTS.** Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Common Stock and Class A Common Stock will be entitled to receive ratably, on a pari passu basis, all assets of the Company available for distribution to its shareholders.

6. **RESTRICTIONS ON OWNERSHIP.** Only persons who are current members of the Company's Board of Directors may own or hold shares of Class A Common Stock. Accordingly, (i) any issuance or attempted issuance of shares of Class A Common Stock to persons other than persons who are current members of the Company's Board of Directors shall be deemed null and void, (ii) no person who is a holder of shares of Class A Common Stock may sell or transfer such shares to any person other than a member of the Company's Board of Directors current at the time of such proposed sale or transfer and any attempted sale or transfer of such shares to a person other than a current member of the Company's Board of Directors shall be null and void, and (iii) issued and outstanding shares of Class A Common Stock shall automatically, and without further action on the part of the Company or the holder of such shares, be exchanged for shares of Common Stock of the Company on a 1:1 basis in the event and at the time that the holder of such shares desires to sell or transfer his or her ownership interest in the Company or in the event such holder ceases to be a member of the Company's Board of Directors for any reason including but not limited to, death, resignation or removal.

7. **ISSUANCE PRICE.** The offering price and consideration to be received by the Company for any issuance of shares of Class A Shares shall be determined by, and shall be equal to, the volume-weighted average price of the common stock of the Company on the OTC Market for the four days immediately preceding the date of issuance of such Class A Shares.

FURTHER RESOLVED, that in accordance with the requirements of the NRS, the proper officers of the Company be, and each of them hereby is, authorized to take any and all action and do any and all things as may be deemed by any of them to be necessary or advisable to consummate the transactions contemplated by these resolutions and in connection therewith, to execute and file all requisite papers and instruments and to make any and all payments of filing, registration or other fees, costs and expenses, and to take any and all further action in connection with the foregoing which any one of them shall deem necessary or advisable; and that the execution by such officers, or any one of them, of any such papers or instruments or the performance by any one of them of any act in connection with the foregoing shall conclusively establish their authority therefor from the Corporation for the action so taken.

FURTHER RESOLVED, that the officers of the Company are each hereby authorized and directed to do or cause to be done any and all such further acts and things to execute and deliver any and all such additional documents they may deem necessary or appropriate in order to carry into effect the purposes and intent of the foregoing resolutions.

Each Director, by signing this consent, waives notice of the time, place and purpose of the Special Meeting of the Directors and agrees to the transaction of the business of the Special Meeting by written consent in lieu of a meeting. This instrument may be executed in counterparts; each such counterpart shall be deemed an original hereof, and all such counterparts together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the undersigned, being all the directors of the Corporation, hereunto set forth our hands and seals on the date or dates set forth below to be effective as of June 11, 2020.

DIRECTORS:

/s/ Brett Gross	6.11.2020
Brett Gross	Date
/s/ Peter O'Heeron	6.11.2020
Peter O'Heeron	Date
/s/ Boyd Gordon	6.11.2020
Boyd Gordon	Date
/s/ Bernard Guarnera	6.11.2020
Bernard Guarnera	Date
/s/ W. Bradley Munroe	6.11.2020
W. Bradley Munroe	Date
/s/ V.E. "Gene" Streety	6.11.2020
V.E. "Gene" Streety	Date